UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 22 November 2012

Today, Orange announced the first 4G offer for its corporate customers, and will launch its 4G offers for the wider public in February 2013.

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The Orange 4G network is available in four cities - Lyon, Nantes, Lille and Marseille. The aim is to make the network available in 10 cities in April 2013.

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The 4G Special Edition offer is available now for professional customers and companies.

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4G Orange packages and devices will be on offer to the wider public from February 2013

Orange confirms its position as a leading operator with the launch of 4G in three new cities

On 21 November, Orange 4G arrived in Lyon, Lille and Nantes. After Marseille, which has had coverage since June 2012, the 4G network deployment continued with a total of four cities covered by 4G. Orange is also announcing that 4G coverage will be available in 10 cities in April 2013.

Orange obtained the best combination of frequencies (2.6 GHz and 800 MHz), which provides network coverage with a theoretical maximum bandwidth of up to 150 Mbps, or 10 times faster than 3G+(1).

With the H+/4G combination, Orange customers can enjoy superfast mobile broadband in mainland France. H+, which already covers 60% of the population, provides connection speeds up to three times as fast as 3G+, and 4G provides connections of up to 10 times as fast as 3G+.

LTE deployment in France is founded on strong partnerships between Orange and the companies Alcatel-Lucent, Ericsson and Cisco. Orange deployed the first LTE sites in Marseille and the surrounding area at the beginning of 2012 with Alcatel-Lucent, a highly respected partner of Orange, and an industry leader in 4G technology, which has already been successfully deployed in the US. The deployments with Alcatel-Lucent were also successful in Nantes and Lyon.

Orange thus reaffirms its position as a leader, always one step ahead in terms of coverage and bandwidth for its superfast mobile broadband network.

Orange, the 1st operator to launch a 4G offer, available today, with the 4G special edition for Professional customers and companies...

Today, Orange is announcing its 1st 4G offer for professionals and companies. The 4G Special Edition(2) includes 15 Go(3) to enjoy superfast mobile broadband from anywhere on the Samsung Galaxy Note 10.1 tablet and the 4G E392 key from Huawei. With a monthly fee of 79€ per month before tax, on a twelve month contract, it includes unlimited access to data in mainland France with reasonable usage of 15Go per month. Access to VoIP, streaming and use as a modem are included, with 4G / H+ Dual carrier / 3G+/ 3G / EDGE coverage, as well as unlimited Wi-Fi in Orange hotspots in mainland France (10h in partner hotspots) are also included.

To make travelling abroad easier, and enjoy great tariffs anywhere in the world, the 4G Special Edition offer also includes a double zone adjustable package for Europe-USA-Canada and Rest of the World on partner operator 3G/2G networks. What’s more, with a dedicated 24/7 support line and Orange Premier After Sales Service, corporate customers will receive support wherever they are. It is on offer from today, on all sales channels for the corporate market as well as in the Très Grandes Boutiques, which are emblematic of Orange’s sense of customer service and innovation.

… and Orange announces that 4G packages and devices will be on offer to the wider public in February 2013

From February 2013, Orange will launch its superfast mobile broadband offers alongside H+ and 4G compatible devices.

Orange will include 4G in its premium offers and will introduce a premium in its mid-range packages for 4G access. These packages and devices will provide access to H+, with connection speeds of up to three times faster than 3G+. In April 2013, these packages and devices will have access to 4G too, with connection speeds up to 10 times faster than 3G+, in  10 towns and cities (including Lille, Lyon, Nantes and Marseille).

4G will revolutionise customers’ mobile experience

Over the past few years, there has been a massive expansion in the use of mobile devices. Users need to communicate faster and to share between smartphones, tablets and portable computers.

Data transfers on the Orange mobile network have increased by a factor of 68 in five years, and by 2016, they are expected to increase by a factor of seven.  Within companies, workstations have become mobile, with the proliferation of mobile devices, and the development of mobile work. This requires a reliable and high-performance mobile network. Customers are asking for it, and increasingly take bandwidth into account when considering offers.

Superfast mobile broadband is a huge leap forwards in terms of speed, with H+ providing speeds up to 3 times as fast as 3G+ and up to 10 times as fast with 4G.

These new bandwidths will fundamentally transform mobile internet experiences for customers: they are now free to watch their favourite shows in HD, download films and series almost instantaneously, and access their personal data from anywhere, thanks to Orange Cloud.

Journalists and corporate customers, as well as visitors to the Très Grandes Boutiques in Lyon, Nantes and Lille will be the first to discover 4G services such as High Definition mobile TV, cloud Gaming or Dailymotion videos in HD quality with no loading time for the wider public and video conferencing for companies.

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(1) Theoretical maximum bandwidth, with a category 4 LTE device (1st available throughout 2013)

(2) Limited offer, available in Mainland France and subject to conditions provided by your usual sales representative or on www.orange-business.com/mobiles.

(3) 15Go corresponds to reasonable monthly usage in metropolitan France. Above that, bandwidth may be reduced by Orange France Peer-to-peer and newsgroups prohibited.

Press contacts:

Karine Rolland, Orange France: karine.rolland@orange.com  – 01 55 22 50 90

Hugues Morette, Orange Business Services, hugues.morette@orange.com – 01 55 54 57 43

Sylvie Duho, Orange: service.presse@orange.com – 01 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 26, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations